Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

RELIEF THERAPEUTICS Holding SA Announces Notice of Annual General Meeting of Shareholders

GENEVA (May 26, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFFD, RLFTD) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, today announced the Annual General Meeting (AGM) of shareholders will take place Tues., June 20, 2023 at 9 a.m. CEST at avenue de Sécheron 15 in Geneva, near the Relief Therapeutics offices.

AGENDA

The agenda includes the discussion and adoption of the annual accounts for the 2022 financial year, appropriation of the result, the discharge of the board of directors and executive committee for their duties performed in 2022, extension of the duration of the Company’s capital band and an increase of the conditional share capital, several proposed amendments and additions to the articles of association related to the new Swiss corporate law, the compensation of the members of the board of directors and of the executive committee as well as the re-election of existing members of the board of directors, the chairman of the board of directors, the nomination and compensation committee, independent voting rights representative and auditors.

The formal notice of convocation of the AGM, including information on attending the meeting in person or by proxy, requirements for notification and registration for the meeting, regarding the e-voting system as well as all ancillary documents relevant for the meeting, will be mailed Tues., May 30, 2023 to registered shareholders. The full agenda is available on the Relief Therapeutics website.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ drug delivery platform technologies and a highly targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics’ mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFFD and RLFTD. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

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CONTACT:

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including whether Relief Therapeutics can successfully list its ordinary shares on the Nasdaq Stock Market, and those factors described in Relief Therapeutics’ filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief Therapeutics. Copies of Relief Therapeutics’ filings with the SEC are available on the SEC EDGAR database at http://www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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